April 7, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Office of Disclosure Review

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Laura Hatch

Ladies and Gentlemen:

Re:	Artisan Partners Funds, Inc.: Registration Nos. 33-88316 and 811-8932

Certified Shareholder Report on Form N-CSR for the fiscal year ended September 30, 2013

On March 10, 2014, Ms. Laura Hatch of your Office of Disclosure Review provided to us by telephone, comments on the Annual Report to Shareholders for the year ended September 30, 2013 (the “Report”) filed by Artisan Partners Funds, Inc. (the “Funds”). Summaries of Ms. Hatch’s comments and our responses appear below.

Comment: With respect to the Statements of Assets and Liabilities within the Report, please confirm that there were no amounts due to Artisan Partners Limited Partnership (“Artisan Partners”), the Funds’ investment adviser, or service fees due for any of the Funds as of September 30, 2013.

Response: Artisan Partners confirms that, as of September 30, 2013, none of the Funds had amounts due to Artisan Partners or any service fees due.

Comment: With respect to the Financial Highlights within the Report, it was noted that there were no redemption fees disclosed on a per share basis for any of the Funds. For each share class of the Funds, please provide an explanation as to why redemption fees per share for the year or period ending September 30, 2013 were not disclosed.

Response: For each share class of the Funds, redemption fees for the year or period ending September 30, 2013 were immaterial, representing less than $0.005 per share outstanding. Therefore, Artisan Funds did not disclose the redemption fees per share separately in the Financial Highlights within the Report, consistent with industry practice and applicable accounting guidelines.

Securities and Exchange Commission

April 7, 2014

Comment: With reference to Footnote 42 of ICA Release No. 24828 (the “Rule 35d-1 Adopting Release”), it was noted that a fund with the term “global” in its name should disclose its policy on how it invests in a number of different countries throughout the world. In this regard, it was noted that the Staff of the Securities and Exchange Commission (the “SEC”) has taken the position that it expects any fund with the term “global” in its name to invest at least 40% of its assets in non-U.S. companies (under normal market conditions). It was also noted that, at the time of the Report, Artisan Global Value Fund (for purposes of this Comment, the “Fund”) had in excess of 60% of its assets invested in securities of U.S. issuers (including 12% in a fully collateralized repurchase agreement).

Response: As suggested in the Rule 35d-1 Adopting Release, the use of the terms “international” and “global” in a fund’s name “connote diversification among investments in a number of different countries throughout the world.” In that regard, the SEC Staff has historically sought to ensure that funds using the term “global” explain how they intend to invest consistent with this connotation. As conveyed in the Memorandum from Investment Company Institute to SEC Rules Members, No. 47-12 et al. (June 4, 2012), the Staff has recently stated that a policy for a fund with the word “global” in its name to invest at least 40% of its assets in non-U.S. issuers is not compulsory and that SEC reviewers “have been instructed to request that funds ‘expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.’ Reviewers may suggest the 40 percent/3 countries test as an example.”

Consistent with the guidance noted above, the Fund’s current disclosure in its prospectus states that the Fund intends to “employ a fundamental investment process to construct a diversified portfolio of securities of undervalued U.S. and non-U.S. companies” and to “invest a significant portion of its assets in common stocks and other equity securities both within and outside the U.S.” Artisan Funds believes that, taken together, such disclosure sufficiently explains how the Fund intends to invest consistent with the connotation of the term “global” and is consistent with Section 35(d), Rule 35d-1 and the Rule 35d-1 Adopting Release. Furthermore, the Fund’s investments in securities of U.S. and non-U.S. issuers as shown in the Report were, and such investments currently are, consistent with its investment policies, as described above.

Please contact the undersigned at 414-390-6100 if you have any questions about this matter.

Very truly yours,
/s/ Gregory K. Ramirez
Gregory K. Ramirez Chief Financial Officer Artisan Partners Funds, Inc.

Securities and Exchange Commission

April 7, 2014

cc:	John D. Kavanaugh, Ernst & Young LLP

John Loder, Ropes & Gray LLP

Rajib Chanda, Ropes & Gray LLP